Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

OF

SUPERIOR INDUSTRIES INTERNATIONAL, INC.

Superior Industries International, Inc., a corporation organized and existing under and by virtue of General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Superior Industries International, Inc. (the “Corporation”).

SECOND: That a Certificate of Designations, Preferences and Rights of Series A Preferred Stock and Series B Preferred Stock (the “Certificate”) was filed by the Secretary of State of the State of Delaware on May 22, 2017 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

THIRD: The inaccuracy or defect of the Certificate is that a clerical adjustment is needed to revise the redemption date from May 23, 2024 included in Article 8(a).

FOURTH: The redemption date of May 23, 2024 in Article 8(a) of the Certificate is replaced by September 14, 2025 such that Article 8(a) shall read in its entirety as follows:

(a) Upon the occurrence of any Redemption Right Event or on or after September 14, 2025, any Holder may, upon notice to the Corporation, require that the Corporation redeem all or part of the shares of Preferred Stock at the time held by such Holder, by delivery of written notice to the Corporation (the “Redemption Request”) at least thirty (30) days prior to the proposed date of redemption (the “Redemption Date”) set forth in the Redemption Request, at a redemption price to be paid in cash for each share of Preferred Stock redeemed equal to the then applicable Redemption Value.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 7th day of November, 2018.

By:	/s/ Matti M. Masanovich
Name:	Matti M. Masanovich
Title:	Executive Vice President and Chief Financial Officer